July 31, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: International Business Systems Group, Inc. Preliminary Proxy Statement on Schedule 14A filed July 14, 2006 File No. 0-29587

Ladies and Gentlemen:

International Business Systems Group, Inc., a Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated July 25, 2006.

1.	We note that you currently have outstanding and unresolved comments with respect to your Forms 10-K for the years ended December 31, 2004 and 2005.

We have noted this comment and are in the process of preparing our responses to the comments. In the interim, we are requesting to continue the process, subject to the responses below, to proceed with our annual meeting

Preliminary Proxy Statement

Audit and Certain Other Fees Paid to Accountants, page 10

2.
We not your disclosure here pursuant to Item 306(b) of regulation SB. If does not appear that you have set forth the names of your directors pursuant to Item 306(b) however. Please revise as appropriate.

We have noted this comment and have revised the disclosure to include the following:

The Board of Directors has determined that Director Robert Jolly has the expertise to be financial expert as defined by Item 401(e)(2) of Regulation S-B of the Securities exchange Act of 1934. Mr. Jolly is not independent within the meaning of Item 7(d)(iv) of Schedule 14A under the Exchange Act. The Board of Directors anticipates when an audit committee is impaneled, Mr. Jolly will serve on that committee in that capacity. Currently, the Board of Directors, as a whole, acts in the capacity of the Audit Committee.

Proposal, page 17

3.	We note your disclosure that a reverse stock split may result in a higher price. Please disclose the price of a share of your common stock as of a recent practicable date.

We have noted this comment and have revised the disclosure to include the following:

For example, the closing price of the shares of common stock as reported on the Over the Counter Bulletin Board on July 28, 2006 was $0.205 per share (thus, the Reverse Split may result in a price of $0.82 per share although no guarantees can be given that the price would remain at this level.

4.	Please disclose whether the specific number of shares that are currently available for issuance and that will be available for issuance upon the reverse stock split.

We have noted this comment and have revised the disclosure to include the number of shares

5.
Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions or the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

We have noted this comment and have revised the disclosure to include the following:

We have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares at his time.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Dr. Michael Rivers
Dr. Michael Rivers
President